April 14, 2025

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Kate Tillan

Mark Brunhofer

Re:	Cipher Mining Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-39625

Dear Ms. Tillan and Mr. Brunhofer:

We are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated March 26, 2025 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”), as filed with the SEC on February 25, 2025.

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Annual Report.

April 14, 2025

Form 10-K for the Fiscal Year Ended December 31, 2024

Critical Accounting Policies, and Use of Estimates, page 59

1.

Please represent to us that you will include in future filings qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890.

Response: The Company respectfully acknowledges the Staff’s comment and represents that it will include in future filings supplemental qualitative and quantitative information necessary to understand the estimation uncertainty and the impact critical accounting estimates have had or are reasonably likely to have on its financial condition and results of operations, including why each critical accounting estimate is subject to uncertainty, and to the extent material and reasonably available, how much the estimate and/or assumption has changed over the relevant period and sensitivity of the reported amounts to the underlying assumptions and estimates used, to the extent applicable.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-16

2.	Please respond to the following with respect to your revenue recognition policy under ASC 606 and in future filings make any applicable revisions to your disclosures:

•

You disclose that the contract is terminable at any time by either party with no substantive termination penalty and the contract term is 24 hours. Tell us your consideration of whether the duration of the contract for accounting purposes is less than 24 hours because the contract continuously renews throughout the day. If you agree, revise your accounting policy to state this. If you disagree, tell us why considering that each decision to not terminate appears to create a new contract for accounting purposes. Refer to Question 7 of the FASB Revenue Recognition Implementation Q&As.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has reviewed Question 7 of the FASB Revenue Recognition Implementation Q&As and concluded that the mining pool contracts align with Example 1 of such Question, where the contract can be terminated by each party at any time without compensating the other party for the termination, other than paying amounts due as a result of goods and services transferred up to the termination date. In future filings, the Company will revise its disclosures to reflect that the duration of the contract for accounting purposes is less than 24 hours because the contract continuously renews throughout the day.

April 14, 2025

•

You disclose that you recognize revenue over the contract term as hashrate is provided. ASC 606-10-25-23 indicates that recognition occurs upon the transfer of control of the service. Tell us your consideration of whether you recognize revenue on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception and revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. The Company recognizes revenue on the same day that control of the contracted service of providing hashrate transfers to the mining pool operator, which is the same as the contract inception. In future filings, the Company will revise its disclosures to clarify that the transfer of control is deemed to occur as hashrate is provided.

•

You disclose that you measure the noncash consideration at fair value at contract inception. Revise your disclosure in future filings to indicate the specific time that you measure the noncash consideration recognized at the Bitcoin spot price, i.e., whether it is at the beginning of the 24-hour period used to determine contract payments (midnight UTC time). In addition, assuming that continuous renewal throughout the day results in multiple accounting contracts, revise your disclosure in future filings to indicate that the time that noncash consideration is recognized is on the date of contract inception, consistent with the guidance in ASC 606-10-32-21.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings will update its disclosures to indicate that the noncash consideration is recognized at 0:00:00 UTC daily on the date of contract inception.

Note 4. Derivative Assets, page F-21

3.

You refer to Note 1. Organization for information regarding out-of-period adjustments you recorded during the year ended December 31, 2023, which affected cost of power, power sales, net operating loss and net loss. We are unable to find the referenced disclosure. Please tell us the nature and amount of these adjustments and how you considered the disclosures required, if any, in ASC 250. Refer to SAB Topic 1.M and 1.N.

Response: The Company respectfully acknowledges the Staff’s comment. Cost of revenue and power sales for the year ended December 31, 2023 included out-of-period adjustments of approximately $2.0 million and $1.6 million, respectively, that increased both cost of revenue and power sales on the condensed consolidated statements of operations for the year ended December 31, 2023, and resulted in net increases to operating loss and loss before taxes of approximately $0.4 million during the same period. These out-of-period adjustments related to power costs and power sales for the year ended December 31, 2022, which are invoiced on a net basis by the Company’s power provider. Management evaluated the impact of this error on the Company’s previously issued audited consolidated financial statements for the year ended December 31, 2022, as well as on its audited consolidated financial statements for the year ended December 31, 2023, assessing the error both quantitatively and qualitatively, and concluded that the error was not material to the financial statements for either period. These out-of-period adjustments were disclosed in Note 1. Organization of the notes to the condensed consolidated financial statements included in each of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024, and September 30, 2024.

April 14, 2025

According to ASC 250-10-50-8, when prior period adjustments are recorded, the resulting effects shall be disclosed in the annual report for the year in which the adjustments are made and in interim reports issued during that year after the date of recording the adjustments. Therefore, the Company removed the disclosure for the annual period ended December 31, 2024.

Note 7. Investment in Equity Investees, page F-23

4.	We note that you account for your 49% equity interests of the three Data Center LLCs under the equity method of accounting. Please address the following comments:

•

Given that you operate these LLCs as indicated on page 1 and elsewhere, please provide us your analysis as to why you do not consolidate these entities. As part of your response, specifically tell us whether each of the underlying LLCs are variable interest entities as well as whether they are similar to limited partnerships in the context of ASC 810-10-05-3 and explain why or why not.

Response: The Company respectfully acknowledges the Staff’s comment. The Company did not consolidate the joint ventures in its consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, because it has never had a controlling financial interest in any of the joint ventures.

Pursuant to each limited liability company agreement (each, a “JV Agreement”), the Company holds a 49% equity interest in each of the joint ventures, with the Company’s unaffiliated joint venture partner (the “JV Partner”) holding the remaining 51%. Each joint venture entity’s board of managers (each, a “Board”) has full, exclusive and complete discretion to manage and control the business and affairs of the entity. Each Board has three managers from the JV Partner and two from the Company, and each JV Agreement precludes the Company from unilaterally making material operational decisions.

The JV Partner is responsible for providing employees who are dedicated to managing the daily operations of the data centers and maintaining the books and records of each joint venture entity, under supervision of both the JV Partner and the Company. The Company is responsible for maintaining the hashrate reporting system and the miner performance reporting system for the joint ventures and is involved in capital planning decisions. All operational activities are jointly supervised by the JV Partner and the Company. The Company does not have the power to control the joint venture entities through any contract, lease, other agreement or court decree. In future filings, the Company will make clearer the distinction between the joint venture entities and its wholly owned operations.

The joint ventures are not limited partnerships as defined by ASC 810-10-05-3, because the entities are jointly operated by both partners and do not have a non-managing member that is functionally equivalent to a limited partner.

As part of the Company’s assessment of consolidation, the Company evaluated whether any of the joint ventures meet the definition of a variable interest entity (a “VIE”), and concluded that none meet this definition. Pursuant to ASC 810-10-15-17(d), a legal entity which meets the definition of a “business” does not need to be evaluated by a reporting entity to determine if the legal entity is a VIE unless any of the four conditions described below exist. The Company concluded that each joint venture meets the definition of a “business” because each has inputs (electricity), a process (bitcoin mining), and outputs (bitcoin). The Company’s evaluation of the four conditions relevant for ASC 810-10-15-17(d), any of which could qualify a legal entity as a VIE, was as follows:

April 14, 2025

•

Condition 1: The reporting entity, its related parties, or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

•

The Company participated in the design of the joint venture projects as the Company is one of the sponsors for each joint venture. The Company along with its joint venture partner share joint control of Alborz LLC, Bear LLC, and Chief Mountain LLC. Each entity meets the definition of a joint venture, as an entity owned and operated by a small group of businesses (the joint venturers) as a separate and specific business or project for the mutual benefit of the members of the group. The purpose of each venture is to build a data center that will obtain power and equipment to operate as a bitcoin mining facility. Combined expertise and contributions from each member are used in the mining of bitcoin. Bitcoin earned is shared by both members based on ownership. As such, Condition 1 does not apply.

•	Condition 2: The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

•

The joint ventures are set up to benefit the Company and its joint venture partner 49% and 51%, respectively. The Company believes, and as part of its analysis reviewed interpretive guidance from a global accounting firm to support the view that, the phrase “substantially all” may reasonably be interpreted to mean that at least 90% or more of the economics of the entity relate or accrue to the benefit of a particular party. As such, Condition 2 does not apply.

•

Condition 3: The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

•

The joint ventures are supported jointly by the Company and its joint venture partner, which is a third party. The current equity and any future contributions are split 49% and 51%, by the Company and its joint venture partner, respectively. As such, Condition 3 does not apply.

•	Condition 4: The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

•

The activities of the joint ventures relate to bitcoin mining, not securitization, other asset-backed financing or single-lessee leasing arrangements or activities. As such, Condition 4 does not apply.

As a result of the foregoing analysis, the Company concluded that none of the three data center joint ventures are VIEs.

•

Regardless of whether consolidation or equity method accounting is appropriate, provide us your analysis supporting your determination to not impair the miners contributed to the LLCs before they were contributed as part of your investments in the LLCs.

Response: The Company respectfully acknowledges the Staff’s comment. According to each JV Agreement, the Company received an equity interest in each joint venture entity equal to the cost incurred by the Company of the initially contributed equipment. The equipment contributed to each joint venture entity was contributed prior to being placed in to service. It was procured by the Company on behalf of the joint ventures and shipped directly to each entity’s site. Between the date the Company contracted delivery of the equipment and

April 14, 2025

the date of delivery, the fair market value of the equipment declined below the Company’s cost. As such, at the time of contribution, the Company recorded losses in its “Equity in net losses of equity investees” line item, which caused basis differences in the Company’s investments in the joint ventures as disclosed in Note 8 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022:

“As of December 31, 2022, the Company had contributed equipment with a total cost of $127.8 million related to its contributions of 12,953, 3,254 and 3,254 miners and other mining equipment to the Alborz, Bear and Chief Facilities, respectively. The majority of the contributed miners had a fair value that was lower than the cost paid by the Company to obtain them, and the Company recognized losses at the time of the contributions, which totaled $33.4 million for the year ended December 31, 2022. These losses were recorded within equity in losses of equity investees on the consolidated statement of operations and represent basis differences related to the Company’s investments in Alborz LLC, Bear LLC and Chief LLC which recorded the contribution of the equipment from the Company at the historical cost paid by the Company to obtain the equipment. As Alborz LLC, Bear LLC and Chief LLC depreciate the historical cost of the miners on their respective financial statements over the expected depreciation period of five years, the Company will accrete these basis differences over the same period and will record the accretion amount for each reporting period within equity in losses of equity investees on its consolidated statements of operations until the miners are fully depreciated and the corresponding basis differences are fully accreted.”

Because those contributions occurred in 2022, that background disclosure about the origin of those basis differences does not appear in the Company’s Annual Report.

•

Assuming that equity method accounting for your investments with no impairment of miners before being contributed is appropriate, explain to us why there is a basis difference upon contribution of the miners. Elaborate on why the LLCs recorded the contributed miners at your historical cost and not at their fair value.

Response: The Company respectfully acknowledges the Staff’s comment. As discussed in the preceding response, the Company recorded an expense at the time of the contribution of the equipment to the joint ventures. Consistent with the JV Agreements, the Company received an equity value equal to the Company’s costs of such equipment. Additionally, all the joint ventures were formed prior to the effective date of ASU 2023-05, which requires joint ventures to establish a new basis of accounting upon joint venture formation.

The Company allocated the basis difference to the equipment of each joint venture. Since the basis difference is attributable to mining equipment, the approach is to accrete the basis difference over the useful life of the mining equipment and adjust the equity loss or gain.

The Company believes, and as part of its analysis has reviewed interpretive guidance from a global accounting firm supporting the view that, the joint venture can elect to record the investor’s contributions at fair value only when all of the following conditions are met:

April 14, 2025

•	“Noncash assets are contributed by an investor into a newly formed venture and, after the transaction, the investor does not control the venture.

•

The other investor contributes cash in an amount equal to the fair value of the noncash assets (fair value must be objectively determinable) contributed by the first venturer, and such cash remains in the joint venture or is used by the joint venture in transactions with parties other than the venturers.

•	The investors have joint control over the joint venture.

•	The investors are unaffiliated.

•	Neither investor in the joint venture has preference in the allocation of equity or profits or losses (i.e., the profit split conforms to the ownership arrangement).”

The Company determined that the joint ventures were not able to elect to record the Company’s contribution at fair value because, in accordance with the JV Agreements, the JV Partner’s cash contribution was calculated based on the cost basis of the equipment contributed by the Company (i.e., the condition in the second bullet above was not satisfied).

* * *

April 14, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (917) 453-8550 or e-mail at edward.farrell@ciphermining.com with any questions or comments regarding this correspondence.

Very truly yours,

CIPHER MINING INC.

By:	/s/ Edward Farrell
Edward Farrell
Chief Financial Officer

cc:	(via email)

Tyler Page, Chief Executive Officer, Cipher Mining Inc.

Ellen Smiley, Latham & Watkins LLP